Contact

www.linkedin.com/in/davecalver
(LinkedIn)

Top Skills

Public Speaking

Nonprofit Organizations

Training

Dave Calver

Occupational Therapist

Courtenay, British Columbia, Canada

Experience

Participant Assistive Products

Chief Clinical Officer

2018 - Present (7 years)

Courtenay

SiP Global Adventures

Founder/ Executive Director

January 2020 - Present (5 years 4 months)

British Columbia, Canada

Sociedad para la Inclusión y Participación

Executive Director

January 2017 - Present (8 years 4 months)

Courtenay, BC

UCP Wheels for Humanity

Clinical Coordinator

March 2014 - July 2017 (3 years 5 months)

Nicaragua and El Salvador

Island Health - Vancouver Island Health Authority

Sole provider Occupational Therapist

2012 - 2014 (2 years)

Vancouver Island North, British Columbia, Canada

Provided wheelchair seating services to adults with developmental disabilities on the northern half of Vancouver Island.

Motivation Charitable Trust

Clinical trainer/ Peer Trainer

2006 - 2008 (2 years)

Sri Lanka, Afghanistan, India, East Timor

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Education

The University of British Columbia

Master's degree, Occupational Therapy/Therapist · (2004 - 2006)

Lakehead University

Bachelor's degree, Outdoor Recreation, Parks & Tourism and
Geography · (1991 - 1994)